UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CatchMark Timber Trust, Inc.

File No. 1-36239 - CF#36501

_____

   CatchMark Timber Trust, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 12, 2018, as amended on September 12, 2018.

   Based on representations by CatchMark Timber Trust, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through July 6, 2028
Exhibit 10.2	through July 6, 2028

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary